Exhibit 99.2

**Mehul J. Shah**
**Advocate, High Court Bombay**

91 Rustomjee Riviera, Wing A, Marve Road,
Malad (West), Mumbai 400064
Tel: (M) 9820616724
email: adv.mehul@gmail.com

15 July 2017

The Chairman
Vedanta Limited
CIN: L13209MH1965PLC291394
1st Floor, 'C' Wing, Unit 103,
Corporate Avenue, Atul Projects,
Chakala, Andheri (East), Mumbai,
Maharashtra, 400 093

**The Fifty Second Annual General Meeting of the Equity Shareholders of Vedanta Limited held on Friday, 14 July 2017, at Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050.**

Dear Sir,

I, Mehul J. Shah, Advocate, was appointed as the Scrutinizer by the Board of Directors of Vedanta Limited pursuant to Section 108 of the Companies Act, 2013 (**"the Act"**) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by the Companies (Management and Administration) Amendment Rules, 2015, to scrutinize, in a fair and transparent manner, the outcome of the voting process of the below mentioned resolutions passed, at the Fifty Second Annual General Meeting of the Equity Shareholders of Vedanta Limited (**"AGM"**) held on Friday, 14 July 2017, at Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050. I was also appointed as Scrutinizer to scrutinize the voting process at the said Annual General Meeting held on 14 July 2017.

1. The Notice dated 17 May 2017 along with statement setting out material facts as required under the provisions of Section 102 of the Act and a corrigendum dated 27 June 2017 to the said notice was sent to the shareholders in respect of the below mentioned resolutions passed at the AGM.

2. The Company had engaged the services of Karvy Computershare Private Limited, the Registrar and Share Transfer Agent of the Company (**"Karvy"**) to provide the remote e-voting facility to the shareholders of the Company. The Company had also provided physical ballot voting facility to the shareholders present at the AGM who had not cast their vote earlier through remote e-voting facility.

3. The shareholders of the company holding shares as on the 'cut-off' date of Friday, 07 July 2017 were entitled to vote on the resolutions as contained in the Notice of the AGM.

4. The voting period for remote e-voting commenced from 9:00 a.m. (IST) on Tuesday, 11 July 2017 and ended on 5:00 p.m. (IST) on Thursday, 13 July, 2017. The e-voting platform provided by Karvy was disabled thereafter.

5. I wish to state that before the poll was conducted at the AGM three empty ballot boxes after being shown to the shareholders present at the meeting, were sealed by me. The ballot papers were then deposited by the equity shareholders in my presence in the ballot boxes. After the completion of the poll, the ballot boxes were opened in the presence of two witnesses who are not the employees of the Company, and ballots received were serially numbered, sorted,

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Mehul J. Shah
91 Rustomjee Riviera.Wing A.Marve Road.
Malad (West), Mumbai 400064
Tel: (M) 9820616724
Advocate, High Court Bombay     email:adv.mehul@gmail.com
signatures verified and were scrutinised. I initialled all the 128 ballot papers found in the ballot boxes. The ballots were reconciled with the records maintained by the Company/ Karvy and the authorisations/ proxies lodged with the Company. The voters were also scrutinized for the purpose of eliminating duplicate voting i.e.on remote e-voting.
6. The ballots, which were incomplete and/ or which were otherwise found defective have been treated as invalid and kept separately.
7. The votes cast under remote e-voting facility were unblocked after the conclusion of the physical voting at the AGM in the presence of two witnesses who were not in the employment of the company and the votes cast there under were counted.
8. I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the Karvy e-voting system and the e-voting results/list of equity shareholders who have voted for and against were downloaded from the e-voting website of Karvy.
9.     The consolidated Report on the result of the remote e-voting and votes cast by ballot at the AGM in respect of the said Resolutions is as under:
RESOLUTION NO. 1:
To receive, consider and adopt the Audited Financial Statements (standalone & consolidated) of the Company for the financial year ended March 31, 2017 along with the reports of the Directors and Auditors thereon
(i)                 Votes in favour of the resolution:
Number of members present and voting
(in person or proxy)    Number of Votes (Shares)
cast by them    %of total
number of valid votes cast
1,021    2,803,265,900 99.986
(ii)     Votes cast against the resolution
Number of members present and voting
(in person or proxy)    Number of Votes cast by them (Shares) %of total number of valid votes cast
5    391,694 0.014
(iii)    Invalid votes:
Total number of members present and voting (in person or proxy) whose votes were declared invalid    Total number of votes cast by them (Shares)
4    1,525
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**Mehul J. Shah**
Advocate, High Court Bombay

91 Rustomjee Riviera, Wing A, Marve Road,
Malad (West), Mumbai 400064
Tel: (M) 9820616724
email: adv.mehul@gmail.com

**RESOLUTION NO. 2:**

To confirm the First Interim Dividend of INR 1.75 per equity share and Second Interim Dividend of INR 17.70 per equity share already paid for the financial year ended March 31, 2017

(i) Votes in favour of the resolution:

| Number of members present and voting (in person or proxy) | Number of Votes cast by them (Shares) | % of total number of valid votes cast |
|---|---|---|
| 1,047 | 2,852,048,336 | 99.995 |

(ii) Votes cast against the resolution:

| Number of members present and voting (in person or proxy) | Number of Votes cast by them (Shares) | % of total number of valid votes cast |
|---|---|---|
| 7 | 144,010 | 0.005 |

(iii) Invalid votes:

| Total number of members present and voting (in person or proxy) whose votes were declared invalid | Total number of votes cast by them (Shares) |
|---|---|
| 4 | 1,525 |

**RESOLUTION NO. 3:**

To appoint a Director in place of Mr. Thomas Albanese (DIN: 06853915), who retires by rotation and, being eligible, offers himself for re-appointment

(i) Votes in favour of the resolution:

| Number of members present and voting (in person or proxy) | Number of Votes cast by them (Shares) | % of total number of valid votes cast |
|---|---|---|
| 1,034 | 2,842,324,618 | 99.654 |

(ii) Votes cast against the resolution:

| Number of members present and voting (in person or proxy) | Number of Votes cast by them (Shares) | % of total number of valid votes cast |
|---|---|---|
| 22 | 9,867,898 | 0.346 |

(iii) Invalid votes:

| Total number of members present and voting (in person or proxy) whose votes were declared invalid | Total number of votes cast by them (Shares) |
|---|---|
| 4 | 1,525 |

3 | 8

Mehul J. Shah
91 Rustomjee Riviera. Wing A, Morve Road, Malad (West),Mumbai 400064
Tel:(M) 9820616724
Advocate, High Court Bombay     email:adv.mehul@gmail.com
RESOLUTION NO.4:
To ratify the appointment of M/s S.R. Batliboi & Co. LLP, as Statutory Auditors and fix their remuneration (Ordinary Resolution)
(i)    Votes in favour of the resolution:
Number of members present and voting (in person or proxy0029    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
985    2,818,259,967 98.81
(ii)     Votes cast against the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
72    33,932,549 1.19
(iii)     Invalid votes:
Total number of members present and voting (in person or proxy) whose votes were declared invalid    Total number of votes cast by them
(Shares)
4    1,525
RESOLUTION NO. 5:
To consider appointment of Mr. G.R. Arun Kumar as Whole Time Director, designated as Chief
Financial Officer (CFO) of the Company (Special Resolution)
(i)     Votes in favour of the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of valid votes cast
1037    2,839,253,104 99.546
(ii)     Votes cast against the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
18    12,939,312 0.454
(iii)     Invalid votes:
Total number of members present and voting (in Total number of votes cast by them
person or proxy) whose votes were declared invalid    (Shares)
4    1,525
4/8

Mehul J. Shah
91 Rustomjee Riviera, Wing A, Marve Road, Malad (West), Mumbai 400064
Tel: {M) 9820616724
[GRAPHIC APPEARS HERE]
[GRAPHIC APPEARS HERE]
[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] Advocate, High Court Bombay     email: adv.mehul@gmail.com
RESOLUTION NO. 6:
To consider re-appointment of Mr. Thomas Albanese as Whole Time Director designated as
Chief Executive Officer (CEO) of the Company (Special Resolution)
(i)     Votes in favour of the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of totalnumber of valid votes cast
1,038    2,845,908,002 99.780
(ii)     Votes cast against the resolution:
Number of members present and
voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of valid votes cast
19    6,284,514 0.220
(iii)     Invalid votes:
Totalnumber of members present and voting (in person or proxy) whose votes were declared invalid    Total number of votes cast by them
(Shares)
4    1,525
R ESOLUTION NO.7:
Regularization of Mr. K. Venkataramanan (DIN: 00001647) as an Independent Director of the
Company (Ordinary Resolution)
(i)     Votes in favour of the resolution:
Number of members present and
voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
1,035    2,847,032,264 99.999
(ii)     Votes cast against the resolution:
Number of members present and
voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
14    3,543 0.001
(iii)     Invalid votes:
Total number of members present and voting (in person or proxy) whose votes were declared invalid    Total number of votes cast by them
(Shares)
4    1,525
5/8

Mehul J. Shah
91 Rustomjee Riviera.Wing A. Marve Road,
Malad (West). Mumbai 400064
Tel: (M) 982061 6724
[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] Advocate, High Court Bombay     email: adv.mehul@gmai l.com
RESOLUTION NO. 8:
Regularization of Mr. Aman Mehta (DIN: 00009364) as an Independent Director of the Company. (Ordinary Resolution)
(i)     Votes in favour of the resolution:
Number of members present and voting ( in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of valid votes cast
743    2,571,853,899 91.883
(ii)     Votes cast against the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of valid votes cast
278    227,171,012 8.117
(iii)     Invalid votes:
Total number of members present and voting ( in person or proxy) whose votes were declared invalid    Total number of votes cast by them
(Shares)
4    1,525
RESOLUTION NO.9:
To consider appointment of Ms. Priya Agarwal (DIN: 05162177) as a Non-Executive Director of the Company. (Ordinary Resolution)
(i)     Votes in favour of the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
989    2,790,671,779 99.685
(ii)     Votes cast against the resolution:
Number of members present and
voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of valid votes cast
30    8,827,644 0.315
(iii)     Invalid votes:
Total number of members present and voting (in person or proxy) whose votes were declared invalid    Total number of votes cast by them
(Shares)
4    1,525
6/8

Mehul J. Shah
91 Rustomjee Riviera. Wing A. Marve Road,
Malad (West), Mumbai 400064
Tel: (M) 9820616724
[GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE] Advocate,High Court Bombay     email: adv.mehul@gmail.com
RESOLUTION NO.10:
To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2018. (Ordinary Resolution)
(i)     Votes in favour of the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
1042    2,852,189,489 99.999
(ii)     Votes cast against the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of valid votes cast
14    3,022 0.001
(iii)     Invalid votes:
Total number of members present and voting (in person or proxy) whose votes were declared invalid    Total number of votes cast by them
(Shares)
4    1, 525
RESOLUTION NO.11:
To approve offer or invitation to subscribe the Non-Convertible Debentures or other Debt
Securities upto INR 20,000 crores on a Private Placement basis. (Special Resolution)
(i)     Votes in favour of the resolution:
Number of members present and voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
1034    2,852,188,349 99.999
(ii)     Votes cast against the resolution:
Number of members present and
voting (in person or proxy)    Number of Votes cast by them
(Shares)    % of total number of
valid votes cast
18    3,354 0.001
(iii)    Invalid votes:
Total number of members present and voting (in person or proxy) whose votes were declared
invalid    Total number of votes cast by them
(Shares)
4    1,525
7/8

# Mehul J. Shah

**Advocate, High Court Bombay**

91 Rustomjee Riviera, Wing A, Marve Road,
Malad (West), Mumbai 400064
Tel: (M) 9820616724
email: adv.mehul@gmail.com

**RESOLUTION NO. 12:**

To waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for FY 2013-14. (Special Resolution)

(i) Votes in favour of the resolution:

| Number of members present and voting (in person or proxy) | Number of Votes cast by them (Shares) | % of total number of valid votes cast |
|---|---|---|
| 660 | 2,493,382,453 | 89.91 |

(ii) Votes cast against the resolution:

| Number of members present and voting (in person or proxy) | Number of Votes cast by them (Shares) | % of total number of valid votes cast |
|---|---|---|
| 375 | 2,79,795,491 | 10.09 |

(iii) Invalid votes:

| Total number of members present and voting (in person or proxy) whose votes were declared invalid | Total number of votes cast by them (Shares) |
|---|---|
| 4 | 1,525 |

6. The list of equity shareholders who voted "FOR", AGAINST" and those whose votes were declared invalid for each resolution is being separately shared with the Company Secretary.

7. The poll papers and all other relevant records were sealed and handed over to the Company Secretary/Director authorized by the Board for safe keeping.

Yours faithfully,

(Mehul J. Shah)
Advocate

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